Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America
October 5, 2020
VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Joshua Shainess	David A. Carpenter Partner D: 212.506.2195 F: 212.849.5795 DACarpenter@mayerbrown.com

Re:	Aimmune Therapeutics, Inc.
Amendment No. 3 to Schedule 13E-3 filed September 29, 2020
Filed by Aimmune Therapeutics, Inc.
File No. 005-88972

Amendment No. 3 to Schedule TO-T filed on September 29, 2020
Filed by SPN MergerSub, Inc. and Société des Produits Nestlé S.A.
File No. 005-88972

Dear Mr. Shainess:

This letter sets forth the response of SPN MergerSub, Inc. (“Purchaser”) and Société des Produits Nestlé S.A. (“Nestlé”) to the comment letter, dated October 2, 2020 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to Purchaser’s and Nestlé’s combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2020. In connection with this response to the Comment Letter, Purchaser and Nestlé are filing with the Commission Amendment No. 3 to the Schedule TO.

In order to facilitate your review, we have repeated the comment from the Comment Letter in its entirety in italics. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

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Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

October 5, 2020

Schedule 13E-3

General

1.

We note your response to prior comment 2. Item 1014(a) requires the subject company to state its reasonable belief that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise to adequately satisfy this disclosure obligation. As currently defined, it is not clear that the term “Unaffiliated Stockholders” is limited to unaffiliated security holders or if it instead also includes officers and directors of Aimmune.

Response: In response to the Staff’s comment, Purchaser and Nestlé have revised the disclosure on page 1 of the Offer to Purchase under the section entitled “Summary Term Sheet” and on page 18 of the Offer to Purchase under the section entitled “Special Factors—4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in accordance with Item 1014(a) of Regulation M-A.

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Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

October 5, 2020

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 506-2195.

Sincerely,

/s/ David Carpenter

David Carpenter

cc:	Perry Hindin, U.S. Securities and Exchange Commission
Claudio Kuoni, Nestlé
James Pepin, Purchaser
Andrew Noreuil, Mayer Brown LLP
Bruce Perce, Mayer Brown LLP